

Mail Stop 3561

June 11, 2008

Francine Dubois
President and Chief Executive Officer
iDcentrix, Inc.
2101 Rosecrans, Suite 4240
El Segundo, CA 92045

      Re: iDcentrix, Inc.
            Registration Statement on Form S-1
            Filed May 15, 2008
            File No. 333-150939

Dear Ms. Dubois:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page, page 1

1. It appears that there is only one selling stockholder, Fortress Paper Ltd. Please revise your cover page and disclosure throughout to clarify that there is only one selling stockholder. If you anticipate other selling stockholders, please revise your prospectus, as appropriate, to identify those individuals. Accordingly, please delete the parenthetical that defines selling stockholders. Subsequent transactions will need to be registered unless exempt from registration.

2. Also, please revise your cover page to clarify that Fortress is a related party. Please make corresponding revisions in the Transaction subsection of the Summary on page 4.

Forward-Looking Statements, page 3

3. Please revise to clarify that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

4. Please revise to remove your statement that all forward-looking statements are "qualified in their entirety" by this prospectus. This implies that you are either making statements that are inconsistent with this prospectus or are relating to the prospectus but your statements are materially incomplete.

Summary. page 4

5. Please revise to include the number of shares of common stock in bold at the top of the cover page.

6. Please revise the third paragraph to provide a brief description of the technology that you sub-license from Fortress.

7. We note from elsewhere in your prospectus that you have no customer contracts. Please revise to disclose in the summary.

8. We note your disclosure in the Business subsection that you have had no revenues. Please revise to also include your net loss for the last audited period and interim stub.

9. Please disclose in your summary that your accountant has issued a going concern opinion.

Risk Factors, page 5

10. Please remove the references in your first paragraph that you discuss some, but not all of the important risk factors, and that additional risks are not presently known to management. Or, revise to clarify that you have discussed all known material risks.

We have material weaknesses in our internal controls over financial reporting…, page 5

11. We note that you have material weaknesses which could adversely impact your ability to provide timely and accurate financial information. Please expand your disclosure to discuss the identified material weaknesses in greater detail and your specific remedial plans.

We will need to retain additional employees or contract labor in the future…, page 9

    12. Please revise to disclose your current staffing levels here.

We depend on our senior management and key employees…, page 9

    13. Please provide support for your assertion in the third paragraph of this risk that your technology is unique or revise to remove.

Our future growth will depend on intellectual property…, page 10

    14. We note from your disclosure here and elsewhere that Landqart owns the intellectual property referenced throughout the registration statement, and that you have rights to such intellectual property under various agreements. If true, please revise to clarify here that you do not own any intellectual property.

Selling Security Holders, page 16

    15. We note that the disclosure in this section is based on information as of April 21, 2008, please update this section in the next and all subsequent amendments.

    16. Through footnote or otherwise, please link the shares that the selling shareholder is registering to a specific private placement and describe any other material relationship that the selling shareholder has had with you within the past three years. Refer to Item 507 of Regulation S-K.

    17. Please expand your disclosure to identify the individual or individuals at Fortress Paper who exercise voting control and/or investment control over the securities being offered for sale.

Going Concern, page 18

    18. Please expand your disclosure to discuss and quantify what amount of financing is needed to complete your product development.

Security Card Industry, page 18

    19. Please provide a basis for the beliefs listed in the first full paragraph on page 19 related to government spending initiates related to identification cards and security.

Sub-Licensing Agreements, page 19

    20. We note from your disclosure in the first paragraph on page 20 that the sub-license agreements have a term lasting until the expiration of the patents, but it

remains unclear when the patents expire. As such, please revise to disclose the
expiration date for each of the patents.

Landqart's LQard Technology, page 20

21. Please revise to describe what you mean by "substrates" and "polymer pouches."

Products and Services, page 20

22. It is unclear from your disclosure which products and services are fully developed
    and ready for sale or deployment and which are still in the development stage.
    Please revise this section to provide more detail and clarity in regards to all
    material aspects of your products and services. While it is appropriate to discuss
    your aspirations as a business, this should be preceded by a robust description of
    your current business as it is today. As such, describe the products that are
    currently fully developed before describing your future products and services. In
    addition, describe what stage of development you are at for each product and
    service you intend to employ, the steps you have taken to date to implement them,
    their timeline and anticipated costs, and how you intend to fund them. Refer to
    Section 101 of Regulation S-B.

23. Please revise your disclosure throughout this section to eliminate marketing
    language such as "high quality," "easy," "reliable," and "superior." We consider
    marketing language to be inappropriate in a disclosure document. Instead, revise
    to discuss the basis of your belief.

Sales and Marketing, page 21

24. We note from the first sentence of this section that you intend to "further" your
    penetration of the security card market. However, based on your disclosure
    elsewhere and your lack of revenues, it appears that you have not yet made any
    penetration into this market. Please revise to clarify or explain. Along these
    lines, please also provide support for your belief that IDCX's "initial exposure in
    fiscal 2008 was positive." Make corresponding changes on page 26 as applicable.

25. Expand your disclosure to provide greater details into your marketing plan, such
    as explaining what you mean by "planting seeds", and what your "targeted
    sectors" are and how you identified them. Since you expect your marketing
    activities to be the cornerstone of your activities in fiscal 2009, please discuss
    what has been done to date in regards to identifying trade shows and industry
    associations, and securing speaking engagements or public relations activities. At
    a minimum, discuss in greater detail your plan for pursuing these endeavors.

Competition, page 21

26. Please provide support for your assertion that existing competitors offer "limited features" and cards with "imitation" banknote security features, or revise to remove.

Directors and Executive Officers, page 31

27. Please revise to clarify what you mean by your disclosure that Ms. Dubois implemented global site licenses with Motorola and Nortel Networks. To the extent that she was not solely responsible for such implementation, we suggest removing this reference.

28. Please remove your reference to Mr. Gifford's leading the transformation of Digimarc into a "global market leader" as we believe such marketing language is inappropriate.

Item 15. Recent Sale of Unregistered Securities, page II-6

29. Please expand the disclosure provided in this section to include the information required by Item 701 of Regulation S-K for all unregistered securities that you sold within the past three years. For example, disclose the private placement that occurred on January 31, 2008 according to page F-17. Please also provide a description and factual basis for the exemptions relied upon, the amount of consideration received, the date of the sale, and aggregate amounts for the past three years. In particular, for securities sold other than for cash, please describe the type and amount of consideration received by the issuer.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3313.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Via Facsimile (203) 327-2669
        M. Ridgway Barker, Esq.
        Kelley Drye & Warren LLP